Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D. Corriero

Partner

jcorriero@stradley.com

215.564.8528

November 22, 2023

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nuveen Enhanced Floating Rate Income Fund; Nuveen Fund Advisors, LLC; Nuveen Asset Management, LLC; and Nuveen Securities, LLC (the “Applicants”)
File Nos.: 803-00267 and 812-15525
Request for Withdrawal of Application

Dear Sir or Madam:

On November 21, 2023, the Applicants filed an application pursuant to Sections 6(c) and 23(c)(3) of the Investment Company Act of 1940 for an order granting certain exemptions from the provisions of Rule 23c-3 thereunder (the “Application”). The Applicants respectfully request that the Application be withdrawn and the U.S. Securities and Exchange Commission take no action with respect thereto.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero